Filed by FB Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Franklin Financial Network, Inc.
Commission File No.: 001-36895
Date: January 21, 2020

Customer Communications Handout

SAME FACES. NEW REASONS TO SMILE.

ONE TEAM. ONE BANK. ONE THING YOU CAN COUNT ON.

Check out the good points of merging two banks that make you the point. FirstBank and Franklin Synergy Bank. Joining forces with a Tennessee bank is a natural fit. Our team and our bank will be bigger, but we’re still the one bank that always feels like home.

#1
in pro forma deposit market share in Williamson County and #2 in Rutherford County

#6
in pro forma deposit market share in Nashville MSA

54%
of pro forma deposit franchise in Nashville MSA

WHY OUR NEW NAME IS GOOD NEWS.

FirstBank gives more because we get it. The importance of community, the value of relationships and the satisfaction of seeing families grow. Joining forces with Franklin Synergy, a local bank that shares not only our focus and values but our community, is great news to customers. Becoming one team and one bank, we’re not just a new name, we’re giving local banking a great one.

ONE TEAM. ONE BANK. GREAT NUMBERS.

You can see how focusing on the customer raises our numbers and makes joining forces just add up.

81 Branches

$10 Billion In Assets

LIKE OUR COMMUNITIES, WE’RE STRONGER TOGETHER.

SHARED VALUES
Franklin Synergy Bank and FirstBank share the same values. We’ll be bigger, but still big on doing what’s right. Respecting others, reaching for excellence and putting our customer first.

SHARED COMMUNITIES
We bring great products and more credit strength, with the same focus on local lending and service and the same friendly people helping you build a better future.

SHARING A GREAT WAY OF LIFE
Like life in our communities, we bring a sense of fun, warmth and caring to banking.

HEADQUARTERED IN THE HEART OF TENNESSEE.

Headquartered in Nashville, FirstBank will add an additional Operations Center in Franklin, Tennessee where Franklin Synergy Bank is headquartered. Our communities can feel confident moving forward with local banking that goes way back to the places they call home.

BANKING JUST GOT CLOSER TO YOUR GOALS.

We expect to be One Team, One Bank by the end of 2020, until then it is business as usual. Continue to use your checks, debit cards and branches like normal. Putting customers first is our main concern and this merger will be no different. Customers from both banks will be our highest priority and we will make this transition as seamless as possible.

To learn all the ways our merger will make banking better, go to:

FirstBankOnline.com/MergerNews
IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the proposed merger, FB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”). The registration statement will contain the joint proxy statement of Franklin Financial Network, Inc. (“Franklin”) and FB Financial to be sent to the FB Financial and Franklin shareholders seeking their approvals in connection with the merger and the issuance of FB Financial common stock in the merger. The registration statement will also contain the prospectus of FB Financial to register the shares of FB Financial common stock to be issued in connection with the merger. A definitive joint proxy statement/prospectus will also be provided to FB Financial and Franklin shareholders as required by applicable law. Investors and shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, as well as any other relevant documents filed by FB Financial and Franklin with the SEC, including any amendments or supplements to the registration statement and other documents filed with the SEC, because they will contain important information about the proposed merger, Franklin, and FB Financial.  The registration statement and other documents filed with the SEC may be obtained for free on the SEC’s website (www.sec.gov). The definitive proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com, or by contacting Franklin Investor Relations at (615) 236-8327 or investors@franklinsynergy.com. This communication does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
PARTICIPANTS IN THE SOLICITATION
FB Financial, Franklin, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Franklin shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of Franklin may be found in the definitive proxy statement for Franklin’s 2019 annual meeting of shareholders, filed with the SEC by Franklin on April 12, 2019, and other documents subsequently filed by Franklin with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with Franklin (which we refer to as the “Franklin merger”), and FB Financial’s and Franklin’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Franklin’s control. The inclusion of these forward-looking statements should not be regarded as a representation by FB Financial, Franklin or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial and Franklin caution shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the proposed Franklin merger or another acquisition may not be realized or may take longer than anticipated to be realized, (2) disruption from the proposed Franklin merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement with Franklin, (4) the failure to obtain necessary regulatory approvals for the Franklin merger, (5) the failure to obtain the approval of FB Financial and Franklin’s shareholders in connection with the Franklin merger, (6) the possibility that the costs, fees, expenses, and charges related to the Franklin merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Franklin merger to be satisfied, (8) the risks related to the integration of the combined businesses (Franklin, as well as FB Financial’s pending acquisition of FNB Financial Corp. and any future acquisitions), including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the Franklin merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the Franklin merger, (14) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the Franklin merger, and (16) general competitive, economic, political, and market conditions.  Further information regarding FB Financial, Franklin and factors which could affect the forward-looking statements contained herein can be found in FB Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission ("SEC"), and in Franklin's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.
Many of these factors are beyond FB Financial’s and Franklin’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither FB Financial nor Franklin undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial or Franklin to predict their occurrence or how they will affect FB Financial or Franklin.
FB Financial and Franklin qualify all of their forward-looking statements by these cautionary statements.